Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Tempo Offices, Unit B2,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 6313 3975
Fax: + 618 6270 6339
Email: invest@missionnewenergy.com

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23 July 2012
ASX ANNOUNCEMENT

Clarification of Appendix 3B lodged on 3 July 2012

The Appendix 3B lodged with the ASX on 3 July 2012 reflected a reduction in performance rights which had lapsed on 30 June 2012 as a result of the performance criteria not being met.

- Announcement Ends -

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:
James Garton
Phone: +1 (210) 841 5741
Email: james@missionnewenergy.com